Exhibit 99.1

Regulated Information Inside Information June 24th, 2022 7:01 AM CET

Celyad Oncology Announces Leadership Updates

Mont-Saint-Guibert, Belgium – Celyad Oncology SA (Euronext & Nasdaq: CYAD) (the “Company”), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced that the Board of Directors has named Hilde Windels as Chairwoman of the Board of Directors, effective immediately. Ms. Windels has been a member of the Board of Directors since May 2018. Ms. Windels serves on multiple boards in the life sciences industry and has been an executive in the sector from 1999 through 2021, serving primarily as Chief Financial Officer and, over the last five years, as Chief Executive Officer. Ms. Windels succeeds Michel Lussier who has been named Interim Chief Executive Officer of the Company, effective immediately. Mr. Lussier is a co-founder of the Company and has been a member of the Board of Directors since 2007. Mr. Lussier succeeds Filippo Petti who has resigned as Chief Executive Officer, Chief Financial Officer and member of the Board of Directors to pursue other opportunities. Mr. Petti will serve as a consultant to the Company through July 31, 2022 to ensure an effective transition while the Board of Directors commences a search for a permanent Chief Executive Officer.

“I would like to thank Filippo for his significant contribution to Celyad Oncology. Under his leadership, the Company has become a key player in the CAR T cell therapy landscape, providing a strong foundation on which Celyad Oncology can enter its next strategic phase,” commented Michel Lussier, Interim Chief Executive Officer.

Hilde Windels, Chairwoman of the Board of Directors added, “On behalf of the Board of Directors, I would like to express our gratitude for Filippo’s dedication and efforts. We wish him all the success in his future endeavors as we look forward to continuing the execution of Celyad Oncology’s strategy of building a dynamic biotechnology company in the field of allogeneic CAR T.”

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release contains forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, without limitation, statements regarding: the Company’s leadership transition and the execution of the Company’s strategic plans. The words “may,” “might,” “will,” “could,” “would,” “should,” “plan,” “anticipate,” “intend,” “believe,” “expect,” “estimate,” “future,” “potential,” “continue,” “target” and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on management’s current expectations and may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes, without limitation: , the Company’s financial and operating results, the duration and severity of the COVID-19 pandemic, and global economic uncertainty, including with respect to geopolitical conditions and attendant sanctions resulting from the conflict in Ukraine. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC, and subsequent filings and reports of Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contact:

Sara Zelkovic	Celyad Oncology
Communications & Investor Relations Director	investors@celyad.com

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00